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                                                     1933 Act File No.

                                                     1940 Act File No. 811-08103

                      Securities and Exchange Commission
                            Washington, D.C. 20549


                                 Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 113

B.  Name of Depositor:    Nuveen Investments

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              Nuveen Investments
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----
----
: : This post-effective amendment designates a new effective date for a ---- previously filed post-effective amendment.

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.


----
: : Check box if it is proposed that this filing will become effective on ---- (date) at (time) pursuant to Rule 487.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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                Preliminary Prospectus Dated December 21, 2000

                             Subject to Completion

                        Nuveen Unit Trusts - Series 113

                   Nuveen - GEMS 30 Portfolio, January 2001

     The final Prospectus for a Prior Series is hereby used as part of a preliminary Prospectus for the above-stated Series. Information with respect to the actual trust including pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available. Accordingly, the information contained herein should be considered as being included for informational purposes only.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     Incorporated herein by reference is the prospectus from Nuveen Unit Trusts, Series 103 (Registration No. 333-46836) dated October 2, 2000 which shall be used as a preliminary prospectus for Nuveen Unit Trusts, Series 113. The final prospectus for Nuveen Unit Trusts, Series 103, was filed pursuant to Rule 497 under the Securities Act on October 3, 2000.


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                       Contents of Registration Statement


A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                Amount

          Reliance Insurance Company
          B 262 6895                                      $26,000,000

B. This Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures


                             Consents of Counsel

                            The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust, Series 104 and certain subsequent series, effective October 5, 2000 between Nuveen Investments, Depositor and The Bank of New York, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-46868) filed on October 5, 2000 on behalf of Nuveen Unit Trusts, Series 104).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

2.2 Copy of Code of Ethics of the Trust(s) and the Principal Underwriter (incorporated by reference to Amendment No. 3 to Form S-6 (File No. 333-96279) filed on March 6, 2000 on behalf of Nuveen Unit Trusts, Series 82).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

--------------------

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3.2   Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust(s) (to be supplied by amendment).

4.2   Consent of The Bank of New York (to be supplied by amendment).

4.4   Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (filed as Exhibit 6.1 to Amendment No. 3 to the Registration Statement on Form S-6 relating to Nuveen Unit Trusts, Series 99 [File No. 333-41658] filed on August 8, 2000 and incorporated herein by reference).


C.    Explanatory Note

      This Registration Statement contains a prospectus that may include separate unit investment trusts. The propectus will consist of a Part A and a Part B. An Information Supplement will be supplied by amendment.

D.    Undertakings

     (1) The Information Supplement to the Trust will not include third party financial information.

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                                  Signatures
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 113 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 21st day of December, 2000.

                                        NUVEEN UNIT TRUSTS, SERIES 113
                                                  (Registrant)


                                        By  NUVEEN INVESTMENTS
                                                  (Depositor)



                                        By /s/ John W. Gambla
                                           -------------------------------
                                                    Vice President


                                        Attest /s/ Nicholas Dalmaso
                                               ---------------------------
                                                    Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


       Signature                      Title*                       Date
       ---------                      ------                       ----
Timothy R. Schwertfeger    Chairman, Board of Directors,  )
                           Chief Executive Officer        )
                           and Director                   )
                                                          )  /s/ Larry W. Martin
John P. Amboian            President and Director         )  -------------------
                                                          )   Larry W. Martin
                                                          )  Attorney-in-Fact**

Margaret E. Wilson         Vice President and             )
                           Controller                     )  December 21, 2000
                                                          )

----------

* The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

**The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

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                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                       Consent of The Bank of New York

The consent of The Bank of New York to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                         Consent of Winston & Strawn

The consent of Winston & Strawn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibits 3.3 and 3.4 to the Registration Statement.